December 9, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	REGENXBIO Inc. (the “Company”)

Registration Statement Filed on Form S-3 (the “Registration Statement”)

File No. 333-291816

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on December 12, 2025, or as soon as practicable thereafter.

Please contact Mathew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker by telephone when this request for acceleration has been granted.

Respectfully,

REGENXBIO Inc.

By:	/s/ Patrick Christmas
Name:	Patrick Christmas
Title:	Executive Vice President, Chief Legal Officer

cc:	Mathew C. Franker, Covington & Burling LLP